Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

COROWARE, INC.

The undersigned, being the Chief Executive Officer of COROWARE, INC., a corporation existing under the laws of the State of Delaware, does hereby certify under the seal of the said corporation as follows:

1.  The name of the Corporation (hereinafter referred to as the “Corporation”) is Coroware, Inc.

2.  The certificate of incorporation of the Corporation is hereby amended by inserting the following paragraph at the end of Article Fourth:

“By Resolution of the Board of Directors and majority vote of the Shareholders, the Company shall reverse-split its common shares at a 1-for-200 share ratio, with every 200 currently issued and outstanding shares of the Company’s common stock being replaced by 1 new share of post-split common stock. Par value shall remain unchanged and fractional shares shall be replaced by a single new share. All other rights and privileges of the common stock shall remain unchanged. Preferred stock and the authorized common stock shall not be affected by this amendment.”

3.  The amendment of the certificate of incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation’s Board of Directors and stockholders holding a majority of the outstanding voting shares of stock of the Corporation in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation’s Certificate of Incorporation, as amended, to be signed by Lloyd T. Spencer, its Chief Executive Officer this 15th day of June 2012.

COROWARE, INC.

By: /s/ Lloyd T Spencer

Name: Lloyd T. Spencer

Title: Chief Executive Officer